SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

November 10, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the Pritzker Family U.S. Situs Trusts (as defined below)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 81,128,361[1]
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 81,128,361[1]
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 81,128,361[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
(11)	Percent of Class Represented by Amount in Row (9) 46.7%[2]
(12)	Type of Reporting Person (See Instructions) OO

[1]

Represents shares of the Issuer’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of 81,128,361 shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”), held by the U.S. situs trusts set forth on Appendix A hereto for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased (the “Pritzker Family U.S. Situs Trusts”). Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacities as co-trustees, serve as a co-trustees of each of the Pritzker Family U.S. Situs Trusts and have shared voting and investment power over these shares. The Pritzker Family U.S. Situs Trusts are parties to that certain Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, among the adult beneficiaries of the Pritzker Family U.S. Situs Trusts and the co-trustees of the Pritzker Family U.S. Situs Trusts (as amended from time to time, the “Amended and Restated Global Hyatt Agreement”). In addition, certain of the Pritzker Family U.S. Situs Trusts are parties to that certain Amended and Restated Agreement Relating to Stock, dated as of October 26, 2009, among certain of the adult beneficiaries of the Pritzker Family U.S. Situs Trusts and the co-trustees of such Pritzker Family U.S. Situs Trusts (as amended from time to time, the “Amended and Restated Agreement Relating to Stock”). As described in this Schedule 13G, the Amended and Restated Global Hyatt Agreement and the Amended and Restated Agreement Related to Stock, together with the Amended and Restated Foreign Global Hyatt Agreement (defined below), provide for certain voting agreements and limitations on the sale of shares of Class A Common Stock and Class B Common Stock. Excludes shares held by IHE, INC. and its subsidiaries, as to which Thomas J. Pritkzer, Marshall E. Eisenberg and Karl J. Breyer disclaim beneficial ownership.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

[2]

The percentage is calculated based upon 43,734,407 shares of Class A Common Stock and 130,005,588 shares of Class B Common Stock outstanding as of November 10, 2009, as reported in the Issuer’s registration statement on Form S-1 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2009 (Registration No. 333-161068) (as so filed and amended, the “Registration Statement”), and prospectus dated November 4, 2009 filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Prospectus”). With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Pritzker Family U.S. Situs Trusts represent 60.4% of the total voting power as of November 10, 2009.

(1)	Names of Reporting Persons IHE, INC.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 23,765,141[3]
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 23,765,141[3]
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,765,141[3]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
(11)	Percent of Class Represented by Amount in Row (9) 13.7%[4]
(12)	Type of Reporting Person (See Instructions) CO

[3]

Represents shares of Class A Common Stock issuable upon conversion of (i) 5,882,470 shares of Class B Common Stock held by IHE, INC., (ii) 5,960,890 shares of Class B Common Stock held by WW HOTELS, INC., (iii) 5,960,890 shares of Class B Common Stock held by Luxury Lodging, Inc. and (iv) 5,960,891 shares of Class B Common Stock held by Hospitality Hotels, Inc. Each of WW HOTELS, INC., Luxury Lodging, Inc. and Hospitality Hotels, Inc. is a wholly-owned subsidiary of IHE, INC. IHE, INC. has voting and investment power with respect to the shares of Class B Common Stock owned by IHE, INC. and its subsidiaries. Non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, and their immediate family members (the “Non-U.S. Situs Trusts”), directly and indirectly own substantially all of the outstanding stock of IHE, INC. CIBC Trust Company (Bahamas) Limited (“CIBC”) is the sole trustee of such trusts. IHE, INC. and its subsidiaries are parties to that certain Amended and Restated Foreign Global Hyatt Agreement, dated as of October 1, 2009, among the adult beneficiaries of the Non-U.S. Situs Trusts, CIBC Trust Company (Bahamas) Limited, as trustee of the Non-U.S. Situs Trusts, IHE, INC. and its subsidiaries (as amended from time to time, the “Amended and Restated Foreign Global Hyatt Agreement”). As described in this Schedule 13G, the Amended and Restated Foreign Global Hyatt Agreement, together with the Amended and Restated Global Hyatt Agreement and the Amended and Restated Agreement Relating to Stock, provides for certain voting agreements and limitations on the sale of shares of Class A Common Stock and Class B Common Stock. Excludes shares held by any of the Pritzker Family U.S. Situs Trusts, as to which IHE, INC. disclaims beneficial ownership.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

[4]

The percentage is calculated based upon 43,734,407 shares of Class A Common Stock and 130,005,588 shares of Class B Common Stock outstanding as of November 10, 2009, as reported in the Registration Statement and Prospectus. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Pritzker Family U.S. Situs Trusts represent 17.7% of the total voting power as of November 10, 2009.

Item 1	(a).	Name of Issuer

Hyatt Hotels Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

71 South Wacker Drive, 12th Floor Chicago, IL 60606

Item 2	(a)-(c).	Name, Principal Business Office and Citizenship of Filing Persons:

(i)

Karl J. Breyer, Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees of the Pritzker Family U.S. Situs Trusts

71 South Wacker Drive, 46th Floor

Chicago, IL 60606

Citizenship: United States Citizens

	(i)	IHE, INC. c/o CIBC Trust Company (Bahamas) Limited Goodman’s Bay Corporate Centre West Bay Street P.O. N-3933 Nassau, Bahamas Citizenship: Bahamian International Business Company

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

Item 2	(e).	CUSIP Number:

448579102

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 1-4) of this Schedule 13G, as well as Appendix A attached to this Schedule 13G, is incorporated herein by reference.

Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the Pritzker Family U.S. Situs Trusts, and the adult beneficiaries of the Pritzker Family U.S. Situs Trusts, have entered into the Amended and Restated Global Hyatt Agreement pursuant to which they have agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Class A Common Stock and Class B Common Stock. Additionally, the adult beneficiaries of the Non-U.S. Situs Trusts have entered into the Amended and Restated Foreign Global Hyatt Agreement pursuant to which they have agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Class A Common Stock and Class B Common Stock. The adult beneficiaries have informed CIBC, in its capacity as trustee of the Non-U.S. Situs Trusts, and the directors of IHE, INC. and its subsidiaries, of their agreement and expressed their desire that the trustee and the directors of IHE, INC. and its subsidiaries act in accordance with the provisions of the Amended and Restated Foreign Global Hyatt Agreement. CIBC, as trustee of the Non-U.S. Situs Trusts, IHE, INC. and its subsidiaries have also joined the Amended and Restated Foreign Global Hyatt Agreement.

In addition to the Amended and Restated Global Hyatt Agreement, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the Pritzker Family U.S. Situs Trusts for the benefit of Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker and their lineal descendants, that own, directly or indirectly, shares of the Issuer’s common stock, and Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker and their respective adult lineal descendants have entered into an Amended and Restated Agreement Relating to Stock whereby such parties have agreed to further restrict their ability to transfer shares of the Class A Common Stock and Class B Common Stock.

The Pritzker Family U.S. Situs Trusts and IHE, INC. may be deemed to constitute a group with respect to the Class A Common Stock (the “Pritzker family group”) because they are parties to the Amended and Restated Global Hyatt Agreement, the Amended and Restated Foreign Global Hyatt Agreement and/or the Amended and Restated Agreement Relating to Stock. The Pritzker family group may be deemed to have beneficial ownership of all of the shares beneficially owned by the Pritzker Family U.S. Situs Trusts and IHE, INC. This represents, in the aggregate, 104,893,502 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Pritzker Family U.S. Situs Trusts and IHE, INC., which constitutes approximately 60.4% of the outstanding Class A Common Stock, based upon 43,734,407 shares of Class A Common Stock and 130,005,588 shares of Class B Common Stock outstanding as of November 10, 2009 as reported in the Issuer’s Registration Statement and Prospectus. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Pritzker Family U.S. Situs Trusts and IHE, INC. represent 78.1% of the total voting power as of November 10, 2009.

For more information regarding the Amended and Restated Global Hyatt Agreement, the Amended and Restated Foreign Global Hyatt Agreement and the Amended and Restated Agreement Relating to Stock, see “Stockholder Agreements” in the Registration Statement and Exhibits 99.1, 99.2 and 99.3 to the Registration Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The information in items 1 and 5 through 11 on the cover pages (pp. 1-4) of this Schedule 13G, as well as Appendix A attached to this Schedule 13G, is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2009

/S/ THOMAS J. PRITZKER
Thomas J. Pritzker, not individually, but solely as co-trustee of the Pritzker Family U.S. Situs Trusts

/S/ MARSHALL E. EISENBERG
Marshall E. Eisenberg, not individually, but solely as co-trustee of the Pritzker Family U.S. Situs Trusts

/S/ KARL J. BREYER
Karl J. Breyer, not individually, but solely as co-trustee of the Pritzker Family U.S. Situs Trusts

IHE, INC.

By:	Corporate Associates Limited, as director

	By:	/S/ SCHEVON MILLER
	Name:	Schevon Miller
	Title:	Director

Appendix A

Pritzker Family U.S. Situs Trusts

Name of Trust	Jurisd. of Org.
N.F.P. QSST Trust No. 21	Illinois
LaSalle Trust #13	Illinois
LaSalle Trust #14	Illinois
LaSalle Trust #15	Illinois
LaSalle Trust #17	Illinois
LaSalle Trust #18	Illinois
LaSalle Trust #19	Illinois
LaSalle Trust #41	Illinois
LaSalle Trust #42	Illinois
LaSalle Trust #43	Illinois
LaSalle Trust #44	Illinois
LaSalle Trust #45	Illinois
LaSalle Trust #46	Illinois
LaSalle Trust #47	Illinois
LaSalle Trust #48	Illinois
LaSalle Trust #49	Illinois
LaSalle Trust #50	Illinois
LaSalle Trust #51	Illinois
LaSalle Trust #52	Illinois
LaSalle Trust #53	Illinois
LaSalle Trust #54	Illinois
LaSalle Trust #55	Illinois
LaSalle Trust #56	Illinois
LaSalle Trust #57	Illinois
LaSalle Trust #58	Illinois
LaSalle Trust #59	Illinois
LaSalle Trust #60	Illinois
LaSalle Trust #61	Illinois
LaSalle Trust #62	Illinois
LaSalle Trust #63	Illinois
LaSalle Trust #64	Illinois
LaSalle G.C. Trust #2	Illinois
LaSalle G.C. Trust #3	Illinois
LaSalle G.C. Trust #4	Illinois
LaSalle G.C. Trust #5	Illinois
LaSalle G.C. Trust #6	Illinois
LaSalle G.C. Trust #7	Illinois
LaSalle G.C. Trust #8	Illinois
LaSalle G.C. Trust #9	Illinois
LaSalle G.C. Trust #10	Illinois
LaSalle G.C. Trust #11	Illinois
Don Trust #25	N/A
Nicholas Trust	Illinois
Tom Trust	Illinois
Johnny Trust	Illinois
Daniel Trust	Illinois
Jim Trust	Illinois
Linda Trust	Illinois
Karen Trust	Illinois
Penny Trust	Illinois
Tony Trust	Illinois
Jay Robert Trust	Illinois
Gigi Trust	Illinois
R. A. Trust #25	Illinois
Belleview Trust – Oregon Trust #37	N/A
Bly Trust – Oregon Trust #38	N/A
Canyonville Trust – Oregon Trust #39	N/A
Chiloquin Trust – Oregon Trust #41	N/A
Coburg Trust – Oregon Trust #42	N/A
Condon Trust – Oregon Trust #43	N/A
Dayton Trust – Oregon Trust #44	N/A
Dillard Trust – Oregon Trust #45	N/A
Dundee Trust – Oregon Trust #46	N/A
Dunes Trust – Oregon Trust #47	N/A
Elmira Trust – Oregon Trust #48	N/A
Blodgett Trust – Oregon Trust #101	N/A
Broadbent Trust – Oregon Trust #102	N/A
Burlington Trust – Oregon Trust #103	N/A
Brightwood Trust – Oregon Trust #181	N/A
Ophelia Trust – Oregon Trust #182	N/A
Buxton Trust – Oregon Trust #183	N/A
Carver Trust – Oregon Trust #184	N/A
Vale Trust – Oregon Trust #189	N/A
Heppner Trust – Oregon Trust #190	N/A
Moro Trust – Oregon Trust #191	N/A
Tillamook Trust – Oregon Trust #192	N/A
Oakland Trust – Oregon Trust #201	N/A
Oceanside Trust – Oregon Trust #202	N/A
Odell Trust – Oregon Trust #203	N/A
Olney Trust – Oregon Trust #204	N/A
Ophir Trust – Oregon Trust #205	N/A
Orenco Trust – Oregon Trust #206	N/A
Orient Trust – Oregon Trust #207	N/A
Oxbow Trust – Oregon Trust #208	N/A
Newman Trust – Washington Trust #57	Illinois
Rock Trust – Washington Trust #58	Illinois
Roosevelt Trust – Washington Trust #59	Illinois
Shannon Trust – Washington Trust #60	Illinois
Stevens Trust – Washington Trust #61	Illinois
Spectacle Trust – Washington Trust #62	Illinois
Galispell Trust – Washington Trust #63	Illinois
West Trust – Washington Trust #64	Illinois
Gunn Trust – Washington Trust #93	Illinois
Pyramid Trust – Washington Trust #94	Illinois
Signal Trust – Washington Trust #96	Illinois
Pinnacle Trust – Washington Trust #109	Illinois
Remmel Trust – Washington Trust #110	Illinois
Mile Trust – Washington Trust #111	Illinois
Lummi Trust – Washington Trust #141	Illinois
Shoalwater Trust – Washington Trust #142	Illinois
Hoh Trust – Washington Trust #143	Illinois
Quillayute Trust – Washington Trust #144	Illinois
Klickitat Trust – Washington Trust #149	Illinois
Willapa Trust – Washington Trust #150	Illinois
Snow Trust – Washington Trust #151	Illinois
Toutle Trust – Washington Trust #153	Illinois
Salmon Trust – Washington Trust #154	Illinois
Yellow Trust – Washington Trust #155	Illinois
Chehalis Trust – Washington Trust #156	Illinois
Wynoochee Trust – Washington Trust #157	Illinois
Quimalt Trust – Washington Trust #158	Illinois
Queets Trust – Washington Trust #159	Illinois
Wind Trust – Washington Trust #160	Illinois
Angeles Trust – Washington Trust #169	Illinois
Aberdeen Trust – Washington Trust #170	Illinois
Hoquiam Trust – Washington Trust #171	Illinois
Zesty Trust – Washington Trust #172	Illinois
Bellingham Trust – Washington Trust #173	Illinois
Blaine Trust – Washington Trust #174	Illinois
Chuckanut Trust – Washington Trust #175	Illinois
Anacortes Trust – Washington Trust #176	Illinois
ECI Family Trust #1	Illinois

Name of Trust	Jurisd. of Org.
ECI Family Trust #2	Illinois
ECI Family Trust #3	Illinois
ECI Family Trust #4	Illinois
ECI Family Trust #5	Illinois
ECI Family Trust #6	Illinois
ECI QSST Trust #1	Illinois
ECI QSST Trust #2	Illinois
ECI QSST Trust #3	Illinois
ECI QSST Trust #4	Illinois
ECI QSST Trust #5	Illinois
ECI QSST Trust #6	Illinois
Don G.C. Trust #1	N/A
Don G.C. Trust #2	N/A
Don G.C. Trust #3	N/A
Don G.C. Trust #4	N/A
Don G.C. Trust #5	N/A
Don G.C. Trust #6	N/A
Don G.C. Trust #7	N/A
Don G.C. Trust #8	N/A
Don G.C. Trust #9	N/A
Don G.C. Trust #10	N/A
R.A. G.C. Trust #1	Illinois
R.A. G.C. Trust #2	Illinois
R.A. G.C. Trust #3	Illinois
R.A. G.C. Trust #4	Illinois
R.A. G.C. Trust #5	Illinois
R.A. G.C. Trust #6	Illinois
R.A. G.C. Trust #7	Illinois
R.A. G.C. Trust #8	Illinois
R.A. G.C. Trust #9	Illinois
R.A. G.C. Trust #10	Illinois
A.N.P. Trust #1	Illinois
A.N.P. Trust #2	Illinois
A.N.P. Trust #3	Illinois
A.N.P. Trust #4 – Daniel	Illinois
A.N.P. Trust #4 – John	Illinois
A.N.P. Trust #5 – Daniel	Illinois
A.N.P. Trust #5 – Jean	Illinois
A.N.P. Trust #6	Illinois
A.N.P. Trust #7D – Dan	Illinois
A.N.P. Trust #8	Illinois
A.N.P. Trust #9	Illinois
A.N.P. Trust #10	Illinois
A.N.P. Trust #11	Illinois
A.N.P. Trust #12	Illinois
A.N.P. Trust #13D – Dan	Illinois
A.N.P. Trust #15	Illinois
A.N.P. Trust #16	Illinois
A.N.P. Trust #17	Illinois
A.N.P. Trust #18 – John	Illinois
A.N.P. Trust #18 – Thomas	Illinois
A.N.P. Trust #19	Illinois
A.N.P. Trust #20	Illinois
A.N.P. Trust #21	Illinois
A.N.P. Trust #22 – James	Illinois
A.N.P. Trust #22 – Linda	Illinois
A.N.P. Trust #23 – Karen	Illinois
A.N.P. Trust #23 – Linda	Illinois
A.N.P. Trust #24 – James	Illinois
A.N.P. Trust #24 – Karen	Illinois
A.N.P. Trust #25	Illinois
A.N.P. Trust #26	Illinois
A.N.P. Trust #27	Illinois
A.N.P. Trust #28 – James	Illinois
A.N.P. Trust #28 – Linda	Illinois
A.N.P. Trust #29 – Karen	Illinois
A.N.P. Trust #29 – Linda	Illinois
A.N.P. Trust #30 – James	Illinois
A.N.P. Trust #30 – Karen	Illinois
A.N.P. Trust #31	Illinois
A.N.P. Trust #32	Illinois
A.N.P. Trust #33	Illinois
A.N.P. Trust #34 – Anthony	Illinois
A.N.P. Trust #34 – Penny	Illinois
A.N.P. Trust #35 – Anthony	Illinois
A.N.P. Trust #35 – Jay Robert	Illinois
A.N.P. Trust #36 – Jay Robert	Illinois
A.N.P. Trust #36 – Penny	Illinois
A.N.P. Trust #37	Illinois
A.N.P. Trust #38	Illinois
A.N.P. Trust #39	Illinois
A.N.P. Trust #40 – Anthony	Illinois
A.N.P. Trust #40 – Penny	Illinois
A.N.P. Trust #41 – Anthony	Illinois
A.N.P. Trust #41 – Jay Robert	Illinois
A.N.P. Trust #42 – Jay Robert	Illinois
A.N.P. Trust #42 – Penny	Illinois